zeehaus

Create Affordable Homeownership



Zeehaus is an innovative real estate platform with a focus on fractional ownership, helping buyers achieve homeownership by purchasing 5% equity & lowering the barrier to entry by sharing home equity with investors. In addition to providing a platform for the initial pairing and funding by investors, Zeehaus provides the organizational structure and legal documentation for the relationships between homebuyers and investors and manages these relationships throughout the equity share.

At Zeehaus, we provide a secure, transparent, and fair platform that helps lower housing costs and achieve homeownership at 5% equity with an affordable, scalable, and sustainable solution by sharing equity without subsidy

Equity Sharing and its Benefits

Existing solution (Below-market housing, Section 8) helps mainly low-income and hard to come by. Incomes and savings will likely never catch up to property values & housing costs.

Sharing ownership solves the biggest issue facing our community: **Housing Affordability**. We help people serving our communities and first-time buyers by providing a **sustainable** and attractive solution to homeownership and lower housing costs. Sharing equity is not an entirely new concept, but to create a scalable, secure, and digital ownership process requires an integrated solution.


BUYERS
INVESTORS

How Does Equity Sharing Work?

- Homebuyer finds available "for sale" homes, applies, meets minimum credit & DTI requirements, puts out 5%, and signs Zeehaus Equity Sharing Agreement, detailing all rights and responsibilities (typically a 7 to 15-year term)
- Homebuyer pays the investor monthly rent plus the housing expenses and property maintenance
- Investor funds 95% and receives cash flow and property appreciation, in exchange to receiving lower payments
- Investor ownership for each property is placed under a common Trust with pass-through ownership equity

Make Homeownership Affordable!

Partnership between Zeehaus, businesses, and local government to bring affordable and sustainable homeownership model to buyers without subsidy or assistance. Working together and leveraging our patented technology, we can offer a real, scalable, and impactful solution to make our community more attractive and affordable to live & work.

Technology & Security are top priorities – and here's what makes Zeehaus different: We apply strong encryption & data privacy, and require 2-factor authentication to reduce fraud, while innovative technologies assist with property data, buying, managing, and selling. Time to transfer ownership for investors are significantly reduced as ownership is recorded on the Hyperledger **Blockchain**. The platform is automated and secure, providing buyers, investors and governments all the information and technology needed.

Our team is ready to answer any questions from investors, buyers, or businesses.
www.zeehaus.com | 415-851-8552 | justin@zeehaus.com

Follow us



Who We Serve: Homebuyers, Investors, and Government

Investors

- **Their Role:** Review buyer and property profiles, invest in owner-occupied homes and receive rental incomes with appreciation potential.
- **What to Know:** Each equity sharing property has a keyholder (homebuyer) with a vested interest who will take better care of the properties, uniquely different from buying or investing in rental property homes, vacation properties, or real estate funds. Investor receives a lower monthly cash in exchange for receiving fractional property ownership.
- **Benefits:** Invest in owner-occupied homes with lower risks across multiple properties, without needing to perform property maintenance as homebuyers will be responsible for property upkeep.

Homebuyers

- **Their Role:** Homebuyers are co-owners and sole occupants (Keyholders) of property. They make monthly payments and maintain property.
- **What to Know:** Homeowners purchase the property with investors in our equity sharing ownership model. The buyer applies for funding and becomes the sole occupant with the right to sell or buy out the property (based on a full appraisal). The homebuyer pays the investor rent **(~2 to 3% yearly)**, as well as a monthly service fee to Zeehaus.
- **Benefits:** Lower payments (up to **48%** lower, assuming a **7%** mortgage rate), achieve homeownership starting at 5% equity, eligibility to finance using a mortgage in three years, and no underwater mortgage (lower default).

Government & Community

- **Their Role:** Promote awareness of the ownership opportunity for its residents. Establish fund and set rules & priorities. Offer mortgage option in 3 yrs.
- **What to Know:** Helping homebuyers purchase a home is no longer an assistance program but an investment for the government and businesses. Funding can come from both private sector and public sector. **Private-public** sector partnership benefits buyers, investors, and the community.
- **Benefits:** Recruit and retain more **first responders** and **first-time buyers; businesses** can invest in **real estate** & **employees**; make it more attractive for people to live and work in the community with affordable housing through a sustainable and fair model.

RESPONSIBILITY MATRIX

	HOMEBUYERS	ZEEHAUS	INVESTOR & GOVERNMENT
Property Choice	Decides property to buy	Runs credit & property metrics	Makes investment decision
Funding Process	Submits digital app, credit check	Provides technology	Wires funds to escrow
Documents	Signs Equity Sharing Agreement	Generates and forms a trust	Digitally invest or assign manager
Closing Fees	Pays full closing costs	N/A	Not responsible
Rent Payment	Pays investors monthly	Processes monthly payment	Receives monthly payment
Ownership	Tenancy-in-Common 5%	N/A	Tenancy-in-Common 95%
Sale or Buy-out	Decides to buy out or sell	Ensures fair sale with appraisal	Receives payouts

zeehaus

Our team is ready to answer any questions from investors, buyers, or businesses.
www.zeehaus.com | 415-851-8552 | support@zeehaus.com



Social Impacts on Housing

Promote Fairness

Level the playing field with cash offer, as big corporations are goggling up an already limited inventory scalable

Sustainable

Unlike traditional affordable housing model, equity sharing is sustainable and scalable

Workforce Housing

Businesses, schools, and governments can invest in valuable assets and help its people live and work in the communities

Next Generations

Like Airbnb and Amazon marketplaces, our mission is to create a new platform for affordable ownership for the future

Flexible Ownership

Homeownership doesn't have to mean 100% ownership, and fractional selling is also much less costly

New Way to Invest

A new and transparent way to invest in owner-occupied homes and a new ecosystem similar to mortgage market

Affordability comparison between mortgage loan & equity sharing

- **~48% lower payment**: Estimated payment under Zeehaus Equity Sharing Ownership compared with a 7% mortgage loan
- **Equity sharing lowers required household income to $90K from $160K** (Incomes required to qualify for a mortgage)


$8,000.00
$7,000.00
$6,000.00
$5,000.00
$4,000.00
$3,000.00
$2,000.00
$1,000.00
$-
Total: $7,534
Mortgage Principal $795.10
Mortgage Interest: $5,658.33
Property Tax & Insurance: $1,080.50
Total: $3,893
Zeehaus Service Fee, $208.33
Additional Equity Purchase: $833.33
Investor Rent Payment: $1,770.83
Property Tax & Insurance: $1,080.50
Mortgage Payment
Equity Sharing Payment

zeehaus

Our team is ready to answer any questions from investors, buyers, or businesses.

www.zeehaus.com | 415-851-8552 | support@zeehaus.com